1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

April 16, 2014

VIA EDGAR

Ms. Kathy Churko

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)

(Securities Act File No. 333-97598 and

Investment Company Act File No. 811-09102)

Dear Ms. Churko:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “Staff”) with respect to certain financial statements made by the Company, on behalf of certain of its series noted in Appendix A (each a “Fund,” and together, the “Funds”). The comments were provided in a telephone conversation on March 13, 2014. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Company’s response. The Staff’s comments to the financial statements, and the registrant’s responses, are provided below.

Comments:

1.	All Funds

The Staff noted that, for each of the Funds listed in Appendix A, more disclosure should be added on the section on Management’s Discussion and Fund Performance, as described in Item 27 on Form N-1A. (It was suggested that one Fund, the iShares MSCI Belgium Capped ETF, could be used as a model for additional disclosure.)

Response: Management consistently considers the relative performance of any index fund compared to its underlying index in determining the appropriate commentary to provide to investors within Management’s Discussion of Fund Performance. The strategy of the Funds, as disclosed, is to seek investment results that correspond to each Fund’s underlying index. Due to the use of “representative sampling” a certain level of tracking error between a Fund and its underlying index is to be expected. The prospectus discusses the primary causes for why the performance of a Fund may vary from the performance of its underlying index, including representative sampling.

Given the consistent and predictable nature of the causes of tracking error in funds that employ representative sampling, as is explained within the prospectus, management considers discussion of the factors driving the performance of the underlying index to be sufficient. Management will provide additional commentary on the impact of investment management decisions when it has taken an exceptional action that directly resulted in a meaningful impact on the tracking and performance of a particular Fund for the period, as was the case with iShares MSCI Belgium Capped ETF.

2.	Line Graph

For iShares MSCI Belgium Capped ETF, iShares MSCI Austria Capped ETF, iShares MSCI Italy Capped ETF, iShares MSCI Spain Capped ETF and iShares MSCI Switzerland Capped ETF, the Staff noted that the indexes had changed and Form N1-A requires both old and new indexes be shown.

Response: Management recognizes the Form N1-A requirement to provide information for both the newly selected and former benchmark index if a change is made during the year. In the case of an index fund, however, a change in an underlying index has several additional considerations. In each of the instances noted, the change in index was not a result of a change in the underlying strategy of the Fund. In each case the new index maintained the same market and risk exposure as the former index but has a constituent weighting methodology that addresses regulated investment company diversification requirements. Additionally, in each of the cases noted, the index provider only began publishing the new index during the reporting period and therefore could not be presented for historical comparative purposes.

To provide transparency to index performance information, the history of changes to the Fund’s underlying index are disclosed below the performance line graph and are included within management’s discussion of fund performance.

3.	Presentation of Foreign Taxes

For iShares MSCI Italy Capped ETF, the Staff noted that there was a change in the presentation of foreign taxes, with an impact on the ratio, and the Staff requested information about what the change was and how it impacted the presentation.

Response: During fiscal year 2011, management determined that foreign income taxes paid on stock dividends are more appropriately classified as a reduction of income rather than as operating expenses. This resulted in a change in presentation on the statement of operations compared to the prior periods. Expense ratios for the periods prior to the year of change were recalculated and updated in the Financial Highlights to reflect the revised classification of foreign taxes in order to present comparable expense ratios. The footnote disclosing the recalculation of the expense ratios for the years ended August 31, 2010 and prior is a legacy disclosure carried forward from the change applied in 2011.

4.	Fair Value Hierarchy

For iShares MSCI Austria Capped ETF, iShares MSCI EMU ETF and iShares MSCI Netherlands ETF, the Staff referred to ASU 2011-04. The Staff requested disclosure regarding about transfer, if any, between Levels 1 and 2 during the period and transfers, if any, in or out of Level 3.

Response: iShares has a materiality threshold for disclosure of transfers between Levels 1 and 2 and the presentation of a Level 3 roll-forward. In each of the cases noted, management confirms that the materiality threshold was not met, and therefore the disclosures were not included.

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If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Jack Gee

Mary Miley

Kevin Ryken

Aaron Wasserman

Appendix A

iShares, Inc. Series	Annual Report Date
iShares MSCI Austria Capped ETF	8/31/2013
iShares MSCI Belgium Capped ETF	8/31/2013
iShares MSCI Emerging Markets Index ETF	8/31/2013
iShares MSCI Emerging Markets Eastern European ETF	8/31/2013
iShares MSCI Emerging Markets EMEA ETF	8/31/2013
iShares MSCI EMU ETF	8/31/2013
iShares MSCI France ETF	8/31/2013
iShares MSCI Germany ETF	8/31/2013
iShares MSCI Italy Capped ETF	8/31/2013
iShares MSCI Netherlands ETF	8/31/2013
iShares MSCI Spain Capped ETF	8/31/2013
iShares MSCI Sweden ETF	8/31/2013
iShares MSCI Switzerland Capped ETF	8/31/2013
iShares MSCI United Kingdom ETF	8/31/2013
iShares MSCI All Country World Minimum Volatility ETF	8/31/2013
iShares MSCI Frontier 100 ETF	8/31/2013
iShares MSCI World ETF	8/31/2013
iShares Emerging Markets Corporate Bond ETF	10/31/2013
iShares Emerging Markets High Yield Bond ETF	10/31/2013
iShares Emerging Markets Local Currency Bond ETF	10/31/2013
iShares Global ex USD High Yield Corporate Bond ETF	10/31/2013
iShares Global High Yield Corporate Bond ETF	10/31/2013